

April 8, 2011

Mr. Don Civgin
Senior Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois   60062

> **Re:** **The Allstate Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 001-11840**

Dear Mr. Civgin:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

 Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 79

1.   On page 83, you indicate that you hold $925 million of municipal securities which are not rated by third party credit rating agencies. You also indicate that your initial investment decisions and ongoing monitoring procedures for these securities are based on a thorough due diligence process which includes, but is not limited to, an assessment of the credit quality, sector, structure, and liquidity risks of each issue. For all of your investments, including municipal securities, that are rated by third party credit rating agencies, please tell us whether you perform similar independent due diligence procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable.   If so, please summarize for us the procedures you perform. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December

31, 2010 was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

2.   Regarding your investment in municipal securities, please provide us the following information at December 31, 2010:

- The fair value and amortized cost of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties; and
- To the extent you invest in special revenue bonds, the nature of the activities supporting the investments.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Goodwill, page 134

3.   You disclose that you annually evaluate goodwill for impairment using a trading multiple analysis to estimate the fair value of your reporting units and that you had no impairments as of December 31, 2010 or 2009. It is apparent that the market value of your outstanding stock at December 31, 2010 ($17.0 billion) and 2009 ($16.1 billion) was less than your reported equity book value of $19.0 billion and $16.7 billion at those dates, respectively. Considering that you use a market multiples valuation technique to value your reporting units and that there appears to be a recent history of total market value being less than reported equity, please explain to us why you do not have any goodwill impairment at December 31, 2010. In addition, please provide us proposed disclosure to be included in future periodic reports that clarifies how you allocate goodwill to reporting units. For any reporting unit at risk of failing step one in the goodwill impairment test, please disclose the following information:

- The date you perform your annual impairment test;
- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

4. Investments
Mortgage loans, page 146

4. On page 147, you disclose that you evaluate mortgage loans for impairment on a specific loan basis through a quarterly credit monitoring process. For those loans that through this process you do not deem individually impaired, please tell us how you considered ASC 310-10-35-36. If appropriate, provide us proposed disclosure to be included in future periodic reports disclosing your accounting policy for recording a reserve for loans that you do not deem individually impaired.

5. In Note 3 on page 139, you disclose that you modified certain mortgage loans. Please provide us the following information for commercial mortgage loans that have been modified for which you have not considered the loans to be impaired:

    • The amount of these loans and types of modifications being made (e.g. extension of terms, change of interest rates or principal, etc.), whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
    • To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan's interest rate or principal amount, how you consider whether it is a troubled debt restructuring;
    • To the extent these modifications qualify for trouble debt restructuring accounting, please provide the disclosures required by ASC Section 310-40-50;
    • For those with a guarantee, separately identify them and disclose:
        o How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
        o How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and
        o Whether you considered these loans impaired prior to modification;
    • Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired;
    • Your accounting policy for accruing interest income on commercial loans that have been restructured; and
    • Your policy to ensure that appraisals used to determine the loan-to-value ratio of your commercial loans is current.

6. On page 138 you disclose that new disclosures for troubled debt restructurings are deferred until reporting periods ending after December 15, 2011. ASC 310-10-65-2aii indicates that these disclosures are required in the first interim or annual reporting period beginning on or after December 15, 2010. As a result, please confirm to us that you will

provide the required troubled debt restructuring disclosures, if any, in your financial statements for the quarter ended March 31, 2011.

13. Commitments, Guarantees and Contingent Liabilities
Legal and regulatory proceedings and inquiries, page 186

7.   Your note discusses several pending lawsuits and you state that it is not possible to make meaningful estimates of the amount or range of loss that could result from the pending lawsuits. Please explain to us what you mean by "meaningful estimates" of the amount or range of loss and how your disclosure complies with ASC Section 450-20-50 to disclose:
   * the nature of an accrual made, and in some instances the amount of the accrual; and
   * the estimated additional loss, or range of loss, that is reasonably possible, or disclosure that such an estimate cannot be made.

8.   In MD&A on page 51, you disclose that your prior period reserve reestimates were affected by a $75 million litigation settlement in the Homeowners business line and a $25 million litigation settlement in the Standard auto line. Please tell us by how much and why the settlements differed from the estimates of this litigation in the prior year.

Part III, page 209

9.   We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   * the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Daniel Greenspan, Legal Branch Chief, at (202) 551-3623 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant